KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

26 October, 2005

RECEIVED
2005 NOV -1 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

05012171

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 26 October, 2005 together with a copy of the Stock Exchange Announcement of 25 October, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

PROCESSED
NOV 03 2005
THOMSON FINANCIAL

Franciska Janzon
Investor Relations Manager

FILE 82-4297

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 25 October, 2005 12.30 noon 1

SUBSCRIPTION OF KCI KONECRANES SHARES UNDER THE 1999B AND 2001A STOCK OPTION PLANS

KCI Konecranes stock options under the 1999B and 2001A series have been exercised to subscribe for a total of 4,500 new KCI Konecranes shares.

Stock options under the 1999B series have been exercised to subscribe for 1,500 new shares with a subscription price of EUR 33.00 per share.

Stock options under the 2001A series have been exercised to subscribe for 3,000 new shares with a subscription price of EUR 34.00 per share.

Following these subscriptions KCI Konecranes' share capital will increase by EUR 9,000, totalling EUR 28,708,460. The total number of shares will increase by 4,500 shares from 14,349,730 to 14,354,230.

The new shares will be recorded in the Trade Register on or about 1 November, 2005. The new shares will carry shareholders' rights from the date of registration. KCI Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in these shares will start on or about 2 November, 2005.

The subscription period for all 1999B series options ends on 31 March 2008 and for all 2001A series options on 31 March 2007. The terms and conditions of all KCI Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries and shipyards. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and of mobile container handling equipment like Reach Stackers and Lift Trucks. In 2004, Group sales totalled EUR 728 million. The Group has 4,900 employees in 35 countries.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES SIGNS MEMORANDUM OF UNDERSTANDING WITH R.STAHL AG TO ACQUIRE THEIR MATERIAL HANDLING DIVISION

KCI Konecranes has entered into a Memorandum of Understanding (MoU) with Germany-based R.STAHL AG to acquire their Material Handling division.
In year 2004, the Material Handling division generated sales of EUR 113 M.
R.STAHL is a significant global player in the field of overhead material handling.
The parties see a good strategic fit in their respective activities.
The planned acquisition is expected to be EPS neutral in 2006 and accretive from 2007.

KCI Konecranes Plc has entered into a Memorandum of Understanding (MoU) and exclusive negotiations with R. STAHL AG, Waldenburg, Germany, concerning a possible acquisition of their Material Handling division. The Material Handling division, R.Stahl Fördertechnik, generated EUR 113 M in annual sales 2004 accounting for 46 % of the R.Stahl Group's turnover.

R.STAHL Fördertechnik is today a significant global player with its range of products for overhead material handling. The company is a leader in several highly specialised lifting applications, such as explosion proof material handling. Additionally, the division supplies a wide range of components such as chain and wire rope hoists and related maintenance services. The company has manufacturing sites in Künzelsau and Ettlingen, Germany. The company has approximately 750 employees.

The management of R. STAHL is convinced that, united with KCI Konecranes, R. STAHL Fördertechnik will be able to assume a better position medium to long term in a highly competitive market than it would as part of the R. STAHL technology group.

"The activities of KCI Konecranes and R.STAHL Fördertechnik have a good strategic fit. The products and market segments are highly complementary, with only limited overlap. The planned acquisition would provide important synergies and the access to a large global installed base, " says KCI Konecranes President and CEO Pekka Lundmark.

In case of successful completion of the negotiations, the agreement on the sale of R. STAHL Fördertechnik to KCI Konecranes shall be signed by the end of November 2005. Subject to clearance by the respective merger control authorities, the transaction is expected to close by year-end 2005.

The planned transaction is expected to be EPS neutral in 2006 and contribute positively to earnings per share from 2007.

About R.STAHL AG
Founded in 1876 by Rafael Stahl, R. STAHL is a technology group providing products for demanding special performance areas. The main emphasis is on the Explosion Protection and Material Handling divisions providing over 90% of the group's turnover. Based in Waldenburg, Germany, R.STAHL AG is listed on the Frankfurt and Stuttgart stock Exchanges. In 2004, the R. STAHL Group had annual sales of EUR 253 M. For more information, visit the R. Stahl Web site: http://www.stahl.de.

KCI KONECRANES SIGNS MEMORANDUM OF UNDERSTANDING WITH R.STAHL AG TO ACQUIRE THEIR MATERIAL HANDLING DIVISION

KCI Konecranes has entered into a Memorandum of Understanding (MoU) with Germany-based R.STAHL AG to acquire their Material Handling division.
In year 2004, the Material Handling division generated sales of EUR 113 M.
R.STAHL is a significant global player in the field of overhead material handling.
The parties see a good strategic fit in their respective activities.
The planned acquisition is expected to be EPS neutral in 2006 and accretive from 2007.

KCI Konecranes Plc has entered into a Memorandum of Understanding (MoU) and exclusive negotiations with R. STAHL AG, Waldenburg, Germany, concerning a possible acquisition of their Material Handling division. The Material Handling division, R.Stahl Fördertechnik, generated EUR 113 M in annual sales 2004 accounting for 46 % of the R.Stahl Group's turnover.

R.STAHL Fördertechnik is today a significant global player with its range of products for overhead material handling. The company is a leader in several highly specialised lifting applications, such as explosion proof material handling. Additionally, the division supplies a wide range of components such as chain and wire rope hoists and related maintenance services. The company has manufacturing sites in Künzelsau and Ettlingen, Germany. The company has approximately 750 employees.

The management of R. STAHL is convinced that, united with KCI Konecranes, R. STAHL Fördertechnik will be able to assume a better position medium to long term in a highly competitive market than it would as part of the R. STAHL technology group.

"The activities of KCI Konecranes and R.STAHL Fördertechnik have a good strategic fit. The products and market segments are highly complementary, with only limited overlap. The planned acquisition would provide important synergies and the access to a large global installed base, " says KCI Konecranes President and CEO Pekka Lundmark.

In case of successful completion of the negotiations, the agreement on the sale of R. STAHL Fördertechnik to KCI Konecranes shall be signed by the end of November 2005. Subject to clearance by the respective merger control authorities, the transaction is expected to close by year-end 2005.

The planned transaction is expected to be EPS neutral in 2006 and contribute positively to earnings per share from 2007.

About R.STAHL AG
Founded in 1876 by Rafael Stahl, R. STAHL is a technology group providing products for demanding special performance areas. The main emphasis is on the Explosion Protection and Material Handling divisions providing over 90% of the group's turnover. Based in Waldenburg, Germany, R.STAHL AG is listed on the Frankfurt and Stuttgart stock Exchanges. In 2004, the R. STAHL Group had annual sales of EUR 253 M. For more information, visit the R. Stahl Web site: http://www.stahl.de.

About KCI Konecranes Plc

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries and shipyards. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and of mobile container handling equipment like Reach Stackers and Lift Trucks. In 2004, Group sales totalled EUR 728 million. The Group has 4,900 employees in 35 countries.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION

KCI Konecranes Plc
Pekka Lundmark, President & CEO, phone: +358-20 427 2000
Teuvo Rintamäki, Chief Financial Officer, phone: +358-20 427 2040

DISTRIBUTION

Helsinki Stock Exchange
Media